EXHIBIT 4.4

Third Amendment to InFocus Corporation 1998 Stock Incentive Plan

The first sentence of Section 4 of the InFocus Corporation 1998 Stock Incentive Plan shall be amended so as to increase the aggregate number of shares of common stock that may be issued thereunder from 4,500,000 to 6,450,000 shares.

[Approved by the shareholders of InFocus Corporation on April 30, 2003.]